                                  LAW OFFICES
                             HARKLEROAD & HERMANCE
                           A PROFESSIONAL CORPORATION
                                   SUITE 100
                          6801 GOVERNOR'S LAKE PARKWAY
                            NORCROSS, GEORGIA 30071
                                 (678) 533-9000
                               FAX (678) 291-0222


                                  May 18, 2000

Ms. Kara Sandler

United States Securities and Exchange Commission
Washington D.C. 20549

       Re:    CityXpress.com Corp
              Amendment #1 to Registration Statement on Form 10-SB File No. 0-30742

Dear Ms. Sandler:

       We are counsel to CityXpress.com Corp. On behalf of CityXpress.com Corp. we herewith file Amendment #1 to Registration Statement on Form 10-SB.

                                                           Very truly yours,


                                                           /s/ James P. Heimance
                                                           James P. Heimance

CityXpress.com Corp.
Suite 200-1727 West Broadway
Vancouver, BC Canada V6J 455
Tel: 604-638-3800  Fax: 604-638-3808
Email: info@cityxpress.com
CityXpress.com



May 18, 2000

Securities and Exchange Commission
Washington, DC 20549


RE: Registration Statement on Form 10-SB (File No. 0-30742) of CityXpress.com Corp.


Gentlemen:

CityXpress.com Corp. hereby requests that the above-captioned Registration Statement become effective at 10:00 a.m. (EDST) on Friday, May 19, 2000, or as soon thereafter as possible.



Very truly yours,

CityXpress.com Corp.



By: /s/ Ken Bradley
   ------------------------------
    Ken Bradley, Chief Operating Officer and CFO

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 1 TO

                                   FORM 10-SB

                                FILE NO. 0-30742

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
               PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                              CITYXPRESS.COM CORP.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


            Florida                                         None
-------------------------------------------------------------------------------
(State or other jurisdiction                (I.R.S. Employer Identification No.)
of incorporation or organization)


     1727 West Broadway, Suite 200
          Vancouver, BC  Canada                           V6J 4W6
---------------------------------------       ---------------------------------
(Address of principal executive offices)                (Postal Code)


                 Registrant's telephone number: (604) 638 - 3811

          Securities to be registered under Section 12(b) of the Act:


               None                                          None
---------------------------------------     -----------------------------------
Title of each class to be so registered     Name of each exchange on which each
                                                 class is to be registered


           Securities to be registered under Section 12(g) of the Act:

                  Common Shares, Par Value of $0.001 per Share
-------------------------------------------------------------------------------
                                (Title of Class)

                                 Not Applicable
-------------------------------------------------------------------------------
                                (Title of Class)


                               PAGE 1 OF 36 PAGES.
                          THE EXHIBIT INDEX APPREARS ON
                         SEQUENTIALLY NUMBERED PAGE 37.

TABLE OF CONTENTS



PART I...................................................................................................5

   ITEM 1.    DESCRIPTION OF BUSINESS....................................................................5
   ITEM 2.    DESCRIPTION OF PROPERTIES.................................................................21
   ITEM 3.    SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS..............................22
   ITEM 4.    DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES..................................23
   ITEM 5.    REMUNERATION OF DIRECTORS AND OFFICERS....................................................26
   ITEM 6.    INTEREST OF MANAGEMENT AND OTHERS IN TRANSACTIONS.........................................29
   ITEM 7.    DESCRIPTIONS OF REGISTRANT'S SECURITIES TO BE REGISTERED..................................30

PART II.................................................................................................31

   ITEM 1.    MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER
              MATTERS...................................................................................31
   ITEM 2.    LEGAL PROCEEDINGS.........................................................................32
   ITEM 3.    CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE......32
   ITEM 4.    RECENT SALES OF UNREGISTERED SECURITIES...................................................32
   ITEM 5.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.................................................34

PART F/S................................................................................................38

   FINANCIAL STATEMENTS.................................................................................38

PART III EXHIBITS.......................................................................................39


LIST OF SUBSIDIARIES OF THE REGISTRANT..................................................................40

                    NOTE REGARDING FORWARD LOOKING STATEMENTS

         Except for statements of historical fact, certain information contained in this registration statement constitutes "forward-looking statements," including without limitation statements containing the words "believes," "anticipates," "intends," "expects" and words of similar import, as well as all projections of future results. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or achievements of the Company to be materially different from any future results or achievements of the Company expressed or implied by such forward-looking statements. Such factors include, but are not limited to the following: the Company's limited operating history; undercapitalization; risks involving new product development; unpredictability of future revenues; competition; management of business growth; risks of technological change; the Company's dependence on key personnel; ability to develop marketing relationships with strategic partners; dependence on continued growth in use of the Internet; the Company's ability to protect its intellectual property rights and uncertainty regarding infringing intellectual property rights of others; government regulations; and the other risks and uncertainties described in this registration statement.

                                     PART I

ITEM 1.           DESCRIPTION OF BUSINESS

         GENERAL

         CityXpress.com Corp. (the "Company") is a software developer and Internet publisher. The Company intends to be the preferred means by which Internet consumers can locate and purchase products and services from businesses in their regional markets. This goal will be met by building alliances with media companies that are establishing regional portals and providing them with a suite of Internet services that can be profitably sold to businesses looking for cost-effective means of establishing and promoting an eCommerce presence in their regional markets. The Company has developed a regional directory of business listings and a search engine that allows web users to locate businesses within a designated region that fit given search criteria. The Company has also developed a comprehensive suite of eCommerce products that allow businesses to build online storefronts and to create web sites, and a suite of advertising and promotion products, which include systems for connecting a discount coupon displayed in a banner ad to a vendor's eCommerce shopping basket and for developing private-label flyers that contain a collection of discount coupons. (a full description of the Company's products is provided under the heading "CityXpress.com Products" hereto) The Company's products are designed to work together by drawing web consumers to the businesses promoting their products and services through the regional sites of our media partners.

         CityXpress.com's media partners will sell the Company's products to small and mid-sized businesses throughout North America. These businesses require affordable ways for their customers to find them in their local markets and effective means to sell their products and services online. The Company's line of products provide these businesses with the means of targeting advertising and promotions to regional Internet consumers through our business directory and of establishing cost-effective eCommerce storefronts through which to conduct online commerce.

         CORPORATE HISTORY

         The Company was incorporated as a Florida corporation on January 15,1981 as Wicked Wings of Buffalo (Wicked Wings), a non-operating company traded on the NASDAQ OTC Bulletin Board. Pursuant to a share purchase agreement dated January 7, 1999, the shareholders of WelcomeTo Search Engine Inc. sold their 100% interest in WelcomeTo Search Engine Inc. to the Company in consideration for 8,510,000 shares of the Company, which represented a controlling interest of 62.5%. This transaction was considered an acquisition of the Company by WelcomeTo Search Engine and was treated as a recapitalization of WelcomeTo Search Engine and the reverse acquisition of the Company by WelcomeTo Search Engine for accounting purposes. For purposes of acquisition, the fair value of the net assets of the Company amounted to $724,989 and was ascribed to the 5,100,000 previously outstanding common shares of the Company deemed to be issued in the acquisition. The reverse acquisition resulted in one-time costs of $225,000 for finder's fees pertaining to the acquisition of WelcomeTo and Xceedx Technologies Inc. which was paid for by the issuance of 450,000 common shares issued in an offering exempt from registration under Regulation S promulgated under the Securities Act to two Canadian companies. (Also see page 29 Item # 4 Recent Sales of Unregistered Securities, first paragraph). The cost of recapitalization has been charged against stockholders' equity.

          For accounting purposes October 27, 1997 is used as the date of inception of WelcomeTo Search Engine as this is the original incorporation date of WelcomeTo Search Engine.

         On January 27, 1999, the Company acquired 100% of the issued and outstanding shares of Xceedx Technologies Inc., a private British Columbia, Canada company incorporated on February 11, 1994 whose principal business was providing Internet technology services and eCommerce software solutions. The acquisition was accounted for by the purchase accounting method in which the results of operations have been included in the Company's accounts from the date of acquisition. The Company issued 6,250,000 common shares for net assets of $562,500.

          On August 27, 1999, the Company changed its name to CityXpress.com Corp. The Company's web site is located at www.cityxpress.com. Information contained in the web site does not constitute a part of this filing.

         CORPORATE STRUCTURE

         CityXpress.com Corp. has the following corporate structure:

         -        A Florida registered public company called CityXpress.com
                  Corp.

         -        CityXpress.com has two private Canadian based subsidiaries:
                  WelcomeTo Search Engine Inc. and Xceedx Technologies Inc.

All financial reporting for the Company is a consolidation of these three companies.

         INDUSTRY BACKGROUND.

         The Company operates in the eCommerce industry, providing tools and services that allow small businesses to build an online Internet presence through which they may promote the goods and services they sell. The eCommerce industry is undergoing rapid growth driven by the increasing numbers of consumers who are using the Internet.

         Electronic commerce encompasses a broad spectrum of transactions that are completed on the Internet, including online banking, buying and selling stocks and the purchase of goods or services by individual consumers from businesses. The Company currently competes in the latter niche of the eCommerce market, providing software products and services that can be used by companies to facilitate the sale of their products and services online. The Company currently offers its products and services to the North American market. As it implements media partner sites it activates the search capabilities for the specific states being served by these sites. Presently, there are five web sites that serve five states Arizona, Nebraska, Iowa, Montana and Oregon. The Company is in active negotiations with other media companies. Should these negotiations be successful the company will be expanding its US geographic presence. This will result in a larger number of US states being searchable on our web site. The Company intends to market its products and services internationally, when the English speaking population in these markets has the same level of Internet users as the US market. To secure a strong international position the Company needs to establish itself in Canada and US with a strong base of media partners. Extensive development would be required to compete in other languages.

         MARKET SIZE

         The Internet market has increased substantially since the World Wide Web became available for commercial use in 1992. In 1999, eMarketer estimated that there were over 62 million Americans, or 29 per cent of the US population connected to the Internet and projected that number to increase to 95.1 million users or 42% of the population by 2002. International Data Corp. estimated that world-wide users would increase from 69 million in 1997 to 320 million by 2002 and that online buyers would increase from 18 million or 26 percent of total users to 128 million or 40 per cent of total users during that time. Although such projections vary, there is general agreement that growth of Internet usage and electronic commerce will be rapid and sustained.


         MARKET OPPORTUNITY

         Dun & Bradstreet reports that of the 40 million businesses that exist world-wide, about 2 million have commercial web sites, and 381,500 of these online businesses have active web sites - that is, those that engage customers via two-way communications, customer service and/or electronic commerce. So, presently less than two percent of business web sites can be considered active in this way.

         The eCommerce market is divided into two primary segments, the business-to-business segment (composed of companies whose customers are composed of other businesses) and the business-to consumer segment (composed of retailers selling to individual end users). The major growth to date has taken place in the business-to-business market but the business-to consumer segment is projected to undergo significant growth over the next two years. Revenues in the business-to-consumer segment are forecast to rise from US$4.5 billion in December 1998 to US$15 billion by 2000, and $35 billion by 2002. And, while the US has led the way in Internet and eCommerce penetration, non-US sectors represent a significant longer-term opportunity for CityXpress.com because of the large population base outside the US. As the growth in Internet expands to non-US countries the market opportunities for CityXpress.com products will increase.

        Small businesses accounted for only 16% of all consumer eCommerce revenues in 1998, though that was expected to grow to 18% in 1999 and 24% by 2002. Because it is relatively expensive and complicated for individual retailers to drive traffic to their web sites, small businesses have been less successful at capturing eCommerce revenue than large national and multinational consumer products and services companies. This situation creates a compelling opportunity for the Company to meet a very real market need for products that will assist small businesses to build an Internet presence and promote their products and services in their regional markets.

         MARKET SEGMENTS

         STANDALONE STOREFRONTS

         This market segment consists of online storefronts that list only the products or services sold by an individual retailer or wholesaler. These include storefronts that have been established by companies that have a 'bricks and mortar' presence, such as EddieBauer.com, or whose business is conducted entirely on the Internet, such as Amazon.com. These storefronts typically include functionality that allows a purchaser to browse the products listed in the catalog, save items of interest in a shopping cart, and pay for items in the shopping cart by using a credit card.


         ONLINE SHOPPING MALLS

          An online shopping mall offers consumers a collection of standalone storefronts aggregated under "one roof" where consumers can locate merchants and browse for goods, but must go to the merchant's site to complete the transaction. Online shopping malls were the first response to the problem that smaller merchants were facing of being found on the Internet by consumers. By joining a mall, merchants had the opportunity to share in the traffic that the mall was generating through its own promotional efforts.


         ONLINE DEPARTMENT STORES

         Online Department Stores offer consumers a variety of merchandise from multiple vendors and the ability to purchase goods from one or more vendors through a single shopping cart and checkout procedure (rather than going to multiple merchant's sites to complete each purchase). Department stores offer the merchant an entry-level online solution, as the merchant is buying shelf-space along with other merchants in the department store, rather than building and maintaining a standalone storefront. As well, the merchant is not solely responsible for promoting the site and building traffic to it.


         MARKET TRENDS

         Market penetration rates are highest in the upper tier of the market, with major corporations having introduced web-based storefronts, and lowest amongst small and mid-sized business. The difficulty and expense of promoting an online storefront have been inhibitors to development of such sites. This is projected to change over the next two years, as more cost-effective means of promoting a storefront's presence, particularly within its regional market, become available.

         Regional portal sites are forecast to provide the vehicle for the growth of regional eCommerce. Jupiter Communications has stated that regional portals will in fact represent "the main avenue through which online customers travel." Regional portals are sites that provide online users with access to information for their geographic communities, featuring news, weather, sports, entertainment, and related local information. Media companies (newspapers, television stations) that have traditionally provided local information to their customers are driving the growth of regional portals. Over the past two years, media companies have devoted considerable resources to building regional Internet sites that offer online users access to the information already being gathered and disseminated through their existing print and broadcast media properties. This trend was first driven by the need to defend traditional sources of revenue, particularly classified advertising revenues, that was being threatened by Internet start-ups offering similar services. As the Internet market developed, media companies saw the opportunity to build new sources of revenue in the online world. The increasing volume of traffic being drawn to their sites meant that they could offer their traditional retail advertisers a range of web-based products analogous to their traditional print offerings. These products, initially banner advertising on the media company's portal site, could readily be integrated into the product line cards carried by their print and broadcast sales forces.

         As the portal sites offered by media companies evolve, a group of promotional products will be offered to allow local business to divert traffic coming into the portal to their eCommerce sites and convert new viewers to customers. These products include:



         BANNER ADVERTISING

         Banner advertising consists of small ads that are rotated and displayed on web pages served up as viewers navigate from page to page on a site. Although still small compared to print and media advertising, banner advertising is growing. In 1999, it represented a $3.1 billion industry, according to eMarketer, who predicts that it will grow to $13.29 billion by 2003 when it will represent 4.7% of total advertising spending.

          National firms currently place the majority of banner advertising but, as the Internet becomes increasingly focussed on providing regional sources of information, the percentage of banner advertising that is placed by regional companies will grow. Because 80 per cent of consumer spending takes place within 20 miles of home, local advertising captures 30 per cent or $60 billion of the $200 billion spent on advertising each year in the US. In spite of the fact that online local advertising is growing slowly, Forrester Research projects an eightfold increase from $186 million in 1998 to $1.5 billion in 2001.


         ONLINE COUPONS

         Another promotional tool that is growing in popularity on the Internet is the online coupon that offers the consumer a discount on the purchase of a product or service. Online coupon promotions currently call for the customer to print the coupon and present it later at a bricks-and-mortar store for redemption. It is expected that coupon promotions will be increasingly offered online, so that the customer can actually redeem the coupon at an online storefront. Coupon-enabling banner ads will thus become an effective means of driving customers to a storefront to purchase promoted products and will help reduce the high cost of Internet customer acquisition. Regional portals with their ability to draw large numbers of online viewers will be able to offer online coupon promotions to local retailers to help convert these viewers into customers.

         LOYALTY PROGRAMS

         Loyalty programs have experienced rapid growth over the past 20 years as companies have searched for ways to retain customers in an increasingly value-conscious consumer market. Extending such programs to the web is a natural step in the evolution of these programs. Loyalty products will include points programs where customers are rewarded for purchases by accruing points that can be used to acquire other products or services and member-only flyer sites where merchants communicate current promotions to their customers in a timely fashion through the site or through e-mail notifications.

         CITYXPRESS.COM PRODUCTS

         The Company has developed a regional business directory, a unique coupon-enabling banner ad system, and eCommerce tools for businesses.

         The Company's regional business directory includes a proprietary search engine. The regional business directory technology was developed by the Company to provide an easy way for Internet users to find businesses in a regional market. This service is similar to an online yellow pages. The directory utilizes listings for approximately 12 million businesses provided under a license agreement that the Company has signed with Dun & Bradstreet. Basic business listings are provided free-of charge in the directory, however a business may purchase a Premier Listing to better profile itself. The business directory allows for multiple searching means and the display of search results depends on the listing types under any one category. Premier Listings are displayed at the top of any search followed by basic listings. Banner Ads can also be sold in various positions throughout the directory, allowing businesses to advertise their products and services. The regional business directory is also integrated with CityXpress.com's other eCommerce products.

         The Company's suite of eCommerce products includes:

         XpressDepartment Store: XpressDepartment Store is an Internet software product that allows multi-vendor department stores to be created, product listings to be managed, and orders accepted through a single shopping cart. Orders are split and sent to the appropriate vendor(s). Revenue is generated on a monthly basis by selling product listings in the department store. Presently our media partner is selling a five-product listing in the department store for $50.00 per month.

         XpressStores Online: XpressStores Online is an Internet software product that allows businesses to build an electronic storefront or catalog through a browser-based Internet application. The business can then administer the site through a browser-based administrative module. This module allows the user to add detailed product information such as part number, description, sale prices and product graphics. Revenue is generated monthly based on the size of the catalog and number of listings in the catalog. Presently our media partner is selling a 50 product online store at $50 per month and a 200 product online store for $100 per month.

         XpressStores Pro: XpressStores Pro is a software application that allows business users to enhance an electronic storefront or catalog built through XpressStores Online by adding additional features and functionality. These include features such as customer-based pricing options, customer-specific catalog views, customized listing forms, and custom buttons and backgrounds. Revenue is generated monthly based on the size of the catalog and number of listings in the catalog. Presently our media partner is selling a 50 product online store at $50 per month and a 200 product online store for $100 per month.

         XpressStores Enterprise: XpressStores Enterprise is a product that allows web developers to create sophisticated catalogues or storefronts or to customize the business functionality and look-and-feel of an electronic storefront or catalog built through XpressStores Online or XpressStores Pro and populate/manage the site's product listings through a browser-based administrative module. Revenue is generated monthly based on the size of the catalog and number of listings in the catalog. Presently our media partner is selling a 250 product online store at $200 per month and a 500 product online store for $500 per month.


The Company's promotional products include:

         XpressListings: Basic business listings in the business directory include company name, address, and telephone number and business web site address. A business may choose to list itself under up to 5 business categories. A business may optionally choose to purchase a Premier Listing that highlights its listing and provides a 250-character business description. Premier listings are displayed at the top of any search results. Revenue is generated by selling Premier Listings on an annual basis. Annual revenue is amortized monthly over the listing year. Presently our media partner is selling a Premier XpressListing for $360 per year.


         XpressAds: XpressAds consist of banner ads that can be placed in the regional business directory within assigned categories and/or regional markets. XpressAds allow businesses to promote themselves within business categories they target and provide a means for them to generate traffic to their web sites. Revenue is generated by selling banner ads on a monthly basis throughout the business directory and multi-vendor department store. Revenue is recognized in the month in which the ad runs. Presently our media partner is pricing XpressAds dependent on their regional market. The range for XpressAds is $300 to $900 per month depending on city, ad size and ad position on the web site.


         XpressCoupons: The XpressCoupon system provides online businesses with the ability to link a banner ad promoting a specific product directly to the shopping basket of a vendor's eCommerce site. The XpressCoupon system allows the business to set up a discount for the order or against a specific product and interacts with the eCommerce site so that the shopping basket displays both the product and the discount. The XpressCoupons system is designed to build traffic to a company's eCommerce site and decrease the cost of customer acquisition. Revenue is generated by XpressCoupons on a click-through or transactional basis. Each time a user clicks on a XpressCoupon ad, the advertiser is charged a fee of $0.30. Revenue is recognized in the month in which the transaction fee is generated.

         XpressFlyers: XpressFlyers provide companies with an ability to build and maintain a flyer site containing coupons offering discounts on a range of products. Each company's flyer site can be private labeled or branded, so that the site uses the same look-and-feel as that of their marketing collateral. Flyer sites can be password restricted, so the company can restrict discounts to their club members. Revenue is generated by creating XpressFlyers for companies and charging a transaction fee of $0.30 each time a coupon in the flyer is clicked through.

         PRODUCT FAMILY DIAGRAM

                 Regional Business Directory and Search Engine
                 ---------------------------------------------
                           Business          Search
                           Listings          Engine

                       Advertising and Promotion Services
                       ----------------------------------
         Xpress            Xpress            Xpress            Xpress
         Listings          Ads               Coupons           Flyers

                          Electronic Commerce Products
                          ----------------------------
         Xpress            Xpress Stores     Xpress Stores     Xpress Stores
         Dept Store        Online            Pro               Enterprise

         PRODUCT DEVELOPMENT

         The Company's products have been developed by its internal software development staff. It is a member of the Microsoft Developer Network and is a Microsoft Independent Software Vendor. The Company's product development is based upon industry-standard Microsoft technologies, including Microsoft NT Server, SQL Server and Internet Information Server. As of December 31, 1999, the Company employed 12 developers and software engineers.

         The Company estimates that it has spent on company-sponsored research and development activities $404,000 for the year ended June 30, 1999 and $70,000 for the period from October 27, 1997 (inception) to June 30, 1998.

         The Company's development efforts focus on extending its products' capabilities in a number of areas, all coupled with its plan of offering regionally-specific value to businesses and consumers.

         To support its products and services and to enhance the content of its media partners' regional portals, the Company has developed business relationships with a number of companies.

         The Company has developed a business relationship with Dun & Bradstreet. Under this business relationship, Dun & Bradstreet provides to the Company business listing content for the Company's regional business directory under an annual License Agreement. This represents approximately 12 million business listings for North America. This information is updated quarterly by Dun & Bradstreet.

         The Company has an agreement with CyberCash, Inc. to provide the Company's customers with secure online credit card processing services when they use any version of XpressStores.

         SALES AND MARKETING.

The Company began actively promoting its products in June 1999. The Company's sales strategy is based on developing and leveraging alliances with media partners and using their sales force to market its products and services to small and mid-sized businesses in their territories. Media partners incorporate our products into their regional portal sites, which typically feature content such as news, weather, business, sports, and entertainment information. As well as providing a local sales force, each media partner promotes their portal within their regional market to build a steady stream of new and repeat traffic to the site. In addition to distributing its products through media companies, the Company is also building other third party relationships to market XpressCoupons and XpressFlyers to large retailers and Internet advertisers.

         In October 1999, the Company signed its first agreement with a media company, Lee Enterprises Inc. Under this agreement, the Company provides its suite of products and support and training for the Lee sales force. Revenue generated from the sale of the Company's products by the Lee sales force is shared by the Company and Lee Enterprises.

         Beginning in November 1999, Lee Enterprises began preparation for the initial roll out the Company's products to a group of its television stations and newspaper sites in four states and 10 locations. By December 1999, Lee Enterprises had completed a roll out to two selected cities. Lee Enterprises operates in 20 states and has 21 daily newspapers, 75 other weekly publications and 9 television stations. Lee has indicated to the Company that it intends to roll out the Company's products to all its media locations. The Company has not received any revenue or cash from the agreement to date and does not expect to until early 2000. At this time no forecasts have been prepared to estimate the revenue potential from this agreement with Lee Enterprises.

         CLIENT SERVICES

         The Company provides levels of customer support appropriate to each of its products. Each media partner's individual properties are offered a training program developed by the Company to train its sales representatives on the Company's products and selling techniques for each product. Customer support for software usage issues is provided by a small team and delivered via e-mail and telephone. Listing administrators are assigned to each portal site to validate requests for new regional directory listings and revisions to existing listings, and to schedule banner ads.

         At December 31, 1999, 3 persons were involved in the Company's client services department.

         COMPETITION

         The market for regional eCommerce portal sites has been developing rapidly. Significant competitors include:

                  Zip2, located in Mountain View, California, offers Internet directory solutions. Zip2 is owned by Compaq and has a large number of media alliances and strategic partners.

                  Ticketmaster Online-CitySearch, Inc., located in Pasadena, California is a leading provider of local city guides, local advertising, local news and entertainment and live event ticketing on the internet.

         In addition, several web sites, including major search engines such as Yahoo! and Excite, offer information and news at a city or regional level. The Company believes that it enjoys a competitive advantage over such search engines because of the underlying ability of its search engine to provide business information at a very granular level, down to specific sub-categories and community levels.

         These competitors are larger and have greater financial and other resources than the Company. They do not currently offer integrated eCommerce products, so at this time management of the Company believes that it has a competitive advantage based on its ability to offer businesses a very localized and well-integrated suite of products.

         The market for eCommerce tools is highly competitive. A number of companies offer eCommerce tools which enable small businesses to set up online shops, including Yahoo Store, iCat Commerce Online and Open Market. However, these competitive eCommerce products do not have the advantage of being linked with a regional business directory and search engine offering integrated coupon and flyer technology such as that developed by the Company. The Company believes that its eCommerce tools effectively compete with other eCommerce tools and that it enjoys a competitive advantage because it can offer its customers products designed to drive traffic to their storefronts.

         There are a number of companies offering electronic coupon-related products on the Internet. These range from "locate-and-print" coupons offered by companies such as HotCoupons and CoolSavings and coupon flyers offered by E-centives that link the coupon to a merchant's web site or a special promotional page. The Company enjoys several competitive advantages with XpressCoupons. As well as a higher degree of coupon-usage security, the Company's products are unique in offering the means of coupon-enabling a banner ad outside the confines of a dedicated flyer site. This means a XpressCoupon can be placed on any high traffic web site and be linked back to the XpressCoupon flyer. Also XpressCoupons and XpressFlyers can be packaged as private branded sites for merchants looking to build a loyalty program for their customers.

         Although the Company continues to aggressively develop the promotional and marketing tools that set it apart from its competition, its competitors are larger and have the resources to introduce competitive offerings similar to those the Company markets.

         INTELLECTUAL PROPERTY.

         The Company regards its software as proprietary and attempts to protect it with a combination of copyright, trademark and trade secret laws, employee and third-party non-disclosure agreements, licensing agreements and other methods of protection. Despite these precautions, it may be possible for unauthorized third parties to copy certain portions of the Company's products or reverse engineer or obtain and use information the Company regards as proprietary. While the Company's competitive position may be affected by its ability to protect its proprietary information, the Company believes that trade secret and other protections are less significant to the Company's success than other factors. These include the knowledge, ability and experience of the Company's personnel and management team, the relationships with its media partners, and its responsive product development programs.

         As the number of software products in the industry increases and the functionality of these products further overlaps, the Company believes that software programs will increasingly become subject to infringement claims. There can be no assurance that third parties will not assert infringement claims against the Company in the future. Any such assertion could require the Company to enter into royalty arrangements or result in costly litigation.

         EMPLOYEES

         As of December 31, 1999, the Company had 22 full-time employees, including 12 in product development, 4 in sales and marketing, 3 in client services and 3 in management and administration. The Company believes that its employee relations historically have been good. The Company's employees are not represented by a collective bargaining organization, and the Company has never experienced a work stoppage.

         FINANCIAL INFORMATION

                  SELECTED FINANCIAL DATA

         The consolidated operating results and financial position of the Company are presented in the following tabulated format. The selected financial data has been derived from our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP"). See Financial Information and Summary of Operational results." The following selected financial data is qualified in its entirety by, and should be read in conjunction with, the audited consolidated financial statements for the year ended June 30, 1999 and the period from October 27, 1997 (inception) to June 30, 1998, and notes thereto included elsewhere in this registration statement and the unaudited consolidated financial statements of the Company for the nine months ended March 31, 2000 All figures are presented in U.S. Currency, unless otherwise stated.

=====================================================================================================
                             Fiscal Year    Period Oct. 27, 1997     Nine months      Nine months
                                Ended        (date of inception)        Ended            Ended
                                                    to
                             June 30,1999      June 30, 1998        March 31, 2000   March 31, 1999
-----------------------------------------------------------------------------------------------------
                                  $                 $                      $                $
=====================================================================================================
Net Sales                         11,710                0                63,580              4,853

Operating Expenses             1,725,041        1,096,067             1,388,897          1,018,893

Net Loss from Operations      (1,713,331)      (1,096,067)           (1,325,317)        (1,014,040)

Net Loss per Share                 (0.12)           (0.13)                (0.07)             (0.06)
=====================================================================================================


=====================================================================================================
                                       As at                      As at                  As at
                                    June 30, 1999             June 30,1998          March 31, 2000
=====================================================================================================
                                          $                         $                      $
-----------------------------------------------------------------------------------------------------
Cash                                    234,214                    60,778                17,166
Total Current Assets                    302,326                    77,372               194,204
Total Assets                          1,621,829                   100,175             1,133,812
Total Current Liabilities               367,047                   893,815               506,403

Deferred Tax Liability                  413,100                         0               293,100

Stockholders' Equity  (Deficit)         841,682                  (793,640)              334,309

Cash Dividends                                0                         0                     0

=====================================================================================================

                  SUMMARY OF OPERATIONAL RESULTS

         The Company incurred a net loss for the year ended June 30, 1999 of $1,642,078 as compared to a loss of $1,096,067 for the period from October 27, 1997 (date of inception) to June 30, 1998. Revenue of $11,710 represented eCommerce product sales from Xceedx for the period January 27, 1999 to June 30, 1999. The increase in net loss of $546,011 in the year ended June 30 1999 is attributable to the following factors:

         - Increase of amortization and depreciation for the year of $225,188.
         - Increase cost of employees for the year caused by internal growth and acquisition of companies amounted to $376,000 for the year.

         Sales and marketing costs increased dramatically over the year as the Company beta tested its regional business directory in Vancouver, British Columbia, Canada from March 1999 to July 1999. During this period the Company assembled marketing and sales employees to find companies to utilize the selected products that would later be sold by the sales forces of our media partners. During the beta program the Company gave away its regional business portal products to stress test the regional business directory prior to finalizing the product. In the previous year, the Company had little marketing and sales expenses as it was only developing products. Product development and technology includes the cost of developing the Company's product offerings. All product development costs are expensed as incurred during the year. The acquisition of Xceedx resulted in the capitalization of $1,416,484, which represents eCommerce technology. This asset is being amortized over three year's straight line and the amortization expense is being shown as a non-operating expense. As of June 30, 1999 the accumulated amortization was $196,750 and as of March 31, 2000 it was $550,900.

         The year ended June 30, 1999 was spent developing the Company's core Internet technologies, consolidating operations and defining its core market segments. The Company has determined that for it to be successful in its core business market it must partner with media companies which own newspaper and/or television stations in regional markets. In October 1999, the Company signed an agreement with Lee Enterprises, a media company operating in 20 states with 21 daily newspapers, 80 weekly publications and 9 TV stations. Under this agreement the Company is implementing 10 regional business portals in 10 cities in four states. Eight of these cities were active by March 31, 2000 and generating revenue. The balance of their locations will be rolled out on a phased basis.

         In the nine months ended March 31, 2000 the Company finalized the development of its back office administration tool for the eCommerce business portal and completed the development of XpressCoupons and XpressFlyers. It also developed the Newspaper Special Section concept. This is a combination of all our products to duplicate the newspaper special section in an Internet format. Special Sections will be implemented at 11 Lee sites in the next 5 months. It also began the implementation of three regional business portal sites for Lee Enterprises. During the nine months ended March 31, 2000, the Company incurred a net loss for the period of $1,548,722 compared to $1,063,414 for the same nine month period in 1999, an increase of $485,308. During, the period ended March 31, 2000 the Company recorded revenue of $53,177, which consisted primarily of media partner revenue from Lee. This increase in net loss of

$485,308 is the result of increased expenses resulting primarily from the following items in the nine months ended March 31, 2000:

         -        Depreciation and amortization of $291,354
         -        Cost of the listing information for the database of $127,502
         -        Promotion and marketing materials of $82,199
         - Increase in general office expenses caused by the increase in employee count of $45,000
         -        Operating expenses reduced by revenue increase of $58,727

         FINANCING AND LIQUIDITY

         At June 30 1999, the Company had cash of $234,214, and a working capital deficiency of $64,721 that included a loan payable of $72,704. The loan payable is a demand term loan bearing interest at the Canadian Imperial Banks prime rate plus 1% per annum, with monthly principal payments of $445 per month. The Company also has a revolving demand credit with interest at the Canadian Imperial Bank's prime rate plus 1%; at March 31,2000 the amount outstanding under this facility was $10,665. As of March 31, 2000, the Company had a cash balance of $17,166, a working capital deficiency of $312,199 that included a loan payable of $166,077 and accounts payables and accrued liabilities of $275,292.

         As of January 14, 2000, the Company negotiated a restructuring of its credit facilities so that the demand loan was transferred from its subsidiary Xceedx Technologies to the Company. The credit facility was also increased as well. The Company obtained a Demand Installment Loan of $169,687 ($250,000 Cdn.) from the Canadian Imperial Bank of Commerce. Borrowings by the Company bear interest at the rate of the Bank's Prime Rate plus 1% per year. Unless the Bank makes demand for repayment, the indebtedness is repaid in 180 regular monthly payments of $1,573 ($2,318 Cdn.) each beginning March 15, 2000. The indebtedness is secured by all personal property of the Company and is personally guaranteed by Mr. Phil Dubois and Mr. Ken Bradley, officers of the Company. As of March 31, 2000, the loan payable under this credit facility had a balance of $166,077.

         In the nine months ended March 31, 2000, the Company raised in twelve separate private placements a total of $1,039,859, representing an additional 1,789,198 common shares all of which were issued by March 31,2000.

         The Company also converted consulting services worth $9,570 to 12,467 common shares in March 2000. These shares are included in the to be issued total of 12,467 at March 31, 2000. These shares were issued subsequent to March 31, 2000.

         Based on the expenditures for the nine months ended March 31, 2000, the Company forecasts minimum annual operating cash requirements of approximately $1.5 million. The Company as of March 31, 2000 does not have sufficient financial resources to maintain current operations or to undertake all of its planned development programs and capital equipment purchases for the next 12 months. Revenue generated under agreements with additional media companies will help to offset the Company's cash flow shortfall.

         PLAN OF OPERATION

         The Company is dependent on obtaining new financing for ongoing operation, capital expenditures and working capital. There is no assurance that such financing will be available when required by or under terms favorable to the Company.

         The Company anticipates that media revenue from Lee will to grow as they implement additional portal sites at their newspapers. Revenue for the period ended March 31, 2000 amounted to $53,177. Revenue for the fourth quarter from Lee is expected to exceed the previous period revenue as additional portal sites are implemented. Lee is committed to implementing 33 Special Sections by September 30, 2000, which will result in additional incremental revenue. The Company in April 2000 implemented a business development program with Lee that will include a CityXpress.com business development employee working with each city's sales manager to maximize the Internet revenue opportunities using CityXpress.com products. The Company believes this direct contact with each sales manager will ensure successful implementation of our products within Lee and maximize revenue.

         The Company is actively calling on other media companies regarding its product offerings. Each additional media company agreement will generate additional revenue and cash flow. Management is confident it will be successful in closing additional media agreements.

         The Company has made application to increase its demand loan to $339,374 ($500,000 Cdn.). When approved this increase would double the existing credit under the demand loan with the Canadian Imperial Bank of Commerce.

         The Company is presently seeking additional funding through private offerings with individuals and institutions. The Company raised through private placements $1,039,859 in the nine months ended March 31, 2000. The Company believes it can continue to raise funds through private offerings. The Company has just finalized a private placement for $70,000 and is actively seeking private offerings in the range of $100,000 to $500,000 to increase its cash position.

         The management of the Company believes that it will generate sufficient cash through private offerings, customer revenue and operating loans to fund its operations for the 12-month period ending March 31, 2001.

         BUSINESS RISKS

         The Company faces three significant business risks on a going forward bases:

         - Raising the equity financing needed to operate the Company at its current operating level and providing the operating funds, capital additions and repayment of liabilities in a timely manner. If the Company is unsuccessful in this regard it will be required to reduce operating expenditures to a level that will be in line with cash flows.
         - The Company may be unsuccessful in obtaining additional media partners or the Lee agreement may be unsuccessful in generating revenues. In either case, the Company would have to re-evaluate its business model to determine if there was another partnership arrangement that would provide the economic, cash flow or business advantages it currently believes will be provided by media companies. The Company at this time cannot assess whether it could find other business partners and negotiate favorable terms that would provide the necessary revenue and cash flow required by the Company.
         - A major competitor or new company could dominate the market sector being targeted by the Company. The Company would then have to assess the impact of the situation. The regional eCommerce market sector is large and there may be room for two suppliers to media companies. If not, then the Company would have to assess what other market sector it could successfully target.

ITEM 2.           DESCRIPTION OF PROPERTIES

         The Company's principal business office is located at Suite 200, 1727 West Broadway, Vancouver, British Columbia, Canada V6J 4W6. The Company signed a lease agreement for four years commencing on May 1, 1999. Our monthly payments are approximately $8,000 U.S.

         We do not presently own or lease any other property or real estate.

ITEM 3.  SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

         The following table sets forth certain information concerning the number of shares of our common stock owned beneficially as of December 31, 1999 by (i) each of the Company's directors; (ii) each of the Company's named executive officers; and (iii) all directors and executive officers of the Company as a group; and (iv) each person (including any group) known to us to own more than five percent (5%) of any class of our

         Voting securities. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

   Title of Class         Name and Address of               Amount and Nature of         Percentage of
                          Beneficial Owner                  Beneficial Ownership             Class
------------------------------------------------------------------------------------------------------
   Common Shares        Phil Dubois                           2,561,250 (1)                  11.5%
                        Suite 200 - 1727 West Broadway
                        Vancouver, B.C.
                        V6J 4W6

   Common Shares        Ken Bradley                           2,561,250 (1)                  11.5%
                        Suite 200 - 1727 West Broadway
                        Vancouver, B.C.
                        V6J 4W6

   Common Shares        Brent Forgeron                        1,130,000 (1)                   5.1%
                        23-1243 Thurlow Street
                        Vancouver, B.C.
                        V6E 1X4

   Common Shares        Greg Beaudin                          1,130,000 (1)                   5.1%
                        321 Cartelier  Road
                        North Vancouver, B.C.
                        V7N 3B6

   Common Shares        Freddy Fuller                         1,130,000                       5.1%
                        2538 Ross Road
                        Abbotsford, B.C.
                        V4X 1J3


All officers and directors as a group (6)                     7,382,500                      33.2% (2)
-------------------------------------------------------------------------------------------------------

(1)      Certain of these shares are subject to transfer restrictions.

(2) The percentages in this table are based on a total number of outstanding common shares equal to 22,319,049. This number does not include shares issuable under outstanding warrants. No options or warrants have been granted to any executives, officers, directors or beneficial owners listed in this table.


         SECURITY OWNERSHIP OF MANAGEMENT

         We are not aware of any arrangement that might result in a change in control in the future.


ITEM 4.           DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

         DIRECTORS AND OFFICERS

         All directors are elected annually by the shareholders and hold office until the next annual general meeting of shareholders or until successors are duly elected and qualified, unless they resign or cease to be directors in accordance with the Company's Articles and Bylaws. The date of our next Annual General Meeting has not been determined. The executive officers of the Company are appointed by the Board of Directors.

         At our last Annual General Meeting on August 25, 1999, the following persons were directors and/or executive officers:


                                                             DIRECTOR/OFFICER
NAME AND PRESENT OFFICE HELD                                  EMPLOYEE SINCE
------------------------------------------------------------------------------
Phil M Dubois                                               January 27, 1999
President & CEO, Director

Ken R Bradley                                               January 27, 1999
Chief Operating Officer & CFO, Director

Brent Forgeron                                              January 27, 1999
Vice President

Ken Spencer                                                 August 3, 1999
Chairman, Director

Bob Smart                                                   August 25, 1999
Director

Ian Thomas                                                  August 25, 1999
Director


         The following is a brief biography of each of the executive officers and directors listed above:

PHIL M. DUBOIS, age 53, has served as President, CEO and a director of the Company since the acquisition of Xceedx on January 27, 1999. From January 1996 to present, Mr. Dubois serves as President and CEO of Xceedx a company he co-founded in 1996.

Xceedx is a provider of Internet technology services and eCommerce software solutions. From September 1994 to December 1995, Mr. Dubois was an independent consultant providing consulting services to technology companies. From May 1992 to August 1994, Mr. Dubois served as President and CEO of Modatech Systems Inc., a company in the North American sales force automation marketplace. From May 1989 to May 1992, Mr. Dubois served as Vice President of Development of Modatech. From May 1989 to August 1994, Mr. Dubois was a director of Modatech. Mr. Dubois is the chair and a director of AceTech, a not-for-profit association of high tech CEOs, and a director of the BC Softworld Society; a not-for-profit organization dedicated to the growth of the software industry in the province of British Columbia.

KEN R. BRADLEY, age 52, has served as Chief Operating Officer, CFO and a director of the Company since the acquisition of Xceedx on January 27, 1999. From January 1996 to present, Mr. Bradley serves as Vice President Finance and Vice President of Operations of Xceedx a company he co-founded in 1996. From September 1994 to December 1995, Mr. Bradley was an independent consultant providing consulting services to technology companies. From September 1990 to August 1994, Mr. Bradley was Vice President Finance and Administration at Modatech Systems Inc., a company in the North American sales force automation marketplace. Mr. Bradley's past experience also includes serving as Regional Controller at Domtar Packaging, a national company involved in the manufacturing of corrugated containers. From February 1983 to January 1997, Mr. Bradley served as Manager of Finance and Administration at Mobile Data International Inc., a company that developed mobile data terminals that operated over radio frequency. From February 1979 to February 1983, Mr. Bradley served as Corporate Controller at Canadian Auto Carriers a specialized carrier of automobiles in western Canada. Mr. Bradley is a Certified Management Accountant.

BRENT FORGERON, age 30, co-founded WelcomeTo Search Engine Inc. in October 1997 after completing graduate degrees in business from both Simon Fraser University and the British Columbia Institute of Technology. Since January 1999, he has served as Vice President Business Development and is responsible for developing the strategic media alliances the Company is now pursing. From October 1997 to October 1998 Mr. Forgeron served as Vice President of WelcomeTo Search Engine Inc. with responsibility for strategic business relationships. From October 1998 to January 27, 1999, Mr. Forgeron served as President of WelcomeTo Search Engine Inc. guiding WelcomeTo financing, growth and development. From October 1998 to August 1999, Mr. Forgeron was a director of the Company.

KEN SPENCER, age 55, has served as Chairman and a director of the Company since August 3, 1999. In 1983, Mr. Spencer co-founded Creo Products, a company that manufactures complex, high-value equipment utilizing precision mechanics, digital design, lasers, optics and software for the printing industry. He served as CEO of Creo Products from 1985 to 1995, and as Chairman of the Creo Products Board of Directors from 1985 to 1996. Mr. Spencer remains a director of Creo Products. Mr. Spencer also serves as a director of De Novo Enzymes, a bio-technology company, Science World, a government organization that promotes science and technology throughout the province of British Columbia and the BC Institute of Technology and as Chairman of the Board of Spectrum Signal Processing, a position he has held since December, 1997.

BOB SMART, age 49, has served as a director since August 25, 1999. Bob has over 20 years of senior management experience in a variety of businesses. He currently is a

Partner in the consulting firm of Radford & Smart, a position he has held since February 1999. From June 1998 to February 1999, he served as Executive Vice President and a director of Bargain Castle International Discount Centres Ltd., a wholesale and retail products liquidator. From December 1997 to June 1998, Mr. Smart served as President of Webcastsystems Inc., a software developer. From October 1996 to December 1997, he served as President of ActionView Advertising Ltd. an outdoor advertising media company. From October 1994 to October 1996 Mr. Smart served as Vice President Corporate Development of Imperial Ginseng Products Ltd. a grower and distributor of ginseng and ginseng products.

IAN THOMAS, age 53, has served as a director since August 25, 1999. In 1979, he founded Thomas Consultants Inc., which presently operates offices in Vancouver Canada and the Gold Coast Australia. Mr. Thomas serves as CEO of Thomas Consultants Inc. a position he has held since the company was founded. Thomas Consultants Inc. specializes in the planning and development of large-scale retail projects and undertakes strategic planning assignments for major national and international retailers, and currently works in over 30 countries. Mr. Thomas sits on the Board of Trustees of the International Council of Shopping Center's Education Foundation in New York, and is a director of Future Shop, North America's third largest electronics chain, a position he has held since August since 1993.

         Members of the Board of Directors are elected by the Company's shareholders. The Board of Directors meets periodically to review significant developments affecting the Company and to act on matters requiring Board approval. Although the Board of Directors delegates many matters to others, it reserves certain powers and functions to itself. The Company's Audit Committee comprises Ken Spencer, Bob Smart and Phil Dubois. The Audit Committee is directed to review the scope, costs and results of the independent audit of the Company's books and records, the results of the annual audit with management and the adequacy of the Company's accounting, financial and operating controls; to recommend annually to the Board of Directors the selection of the independent auditors; to consider proposals made by the Company's independent auditors for consulting work; and to report to the Board of Directors, when so requested, on any accounting or financial matters. The Compensation Committee consists of Ken Spencer, Ian Thomas and Ken Bradley. The role of this committee is to set executive compensation for the senior executives and administer the 0ptions Plan for executive officers and employees.

         None of our directors or executive officers is a party to any arrangement or understanding with any other person pursuant to which he was elected as a director or officer. None of our directors or executive officers has any family relationship with any other officer or director.

         None of our officers or directors have been involved in the past five years in any of the following: (1) bankruptcy proceedings; (2) subject to criminal proceedings or convicted of a criminal act; (3) subject to any order, or decree entered by any court limiting in any way his or her involvement in any type of business, securities or banking activities; or (4) subject to any order for violation of federal or state securities laws or commodities laws.

ITEM 5.           REMUNERATION OF DIRECTORS AND OFFICERS

         As of January 27, 1999, the Company's executive officers consisted of Phil Dubois, President and CEO, Ken R. Bradley, Chief Operating Officer and CFO, and Brent Forgeron, Vice President.

         During the year ended June 30, 1999, salary compensation was paid to our executive officers. The following table contains information concerning compensation paid to named executive officers for the financial year ended June 30, 1999 and for the period ended June 30, 1998.



---------------------------------------------------------------------------------------------------------------

                                               SUMMARY COMPENSATION TABLE

---------------------------------------------------------------------------------------------------------------
                                     ANNUAL COMPENSATION            LONG-TERM COMPENSATION
                                  ----------------------------------------------------------------
                                                                         AWARDS           PAY-OUTS
                                                                ----------------------------------
                                                        OTHER               SECURITIES     LTIP
                                                       ANNUAL   RESTRICTED-   UNDER-      PAYOUTS    ALL OTHER
                                                       COMPEN-     STOCK      LYING                   COMPEN-
 NAME AND                         SALARY     BONUS     SATION    AWARD(S)    OPTIONS/                 SATION
PRINCIPAL POSITION      YEAR       ($)        ($)       ($)         ($)      SARS(#)                   ($)
--------------------------------------------------------------------------------------------------------------
 Phil Dubois            1999      21,846      nil       nil             nil                            nil
 President & CEO        1998       nil        nil       nil             nil                            nil

 Ken Bradley,           1999      21,846      nil       nil             nil                            nil
 COO & CFO              1998       nil        nil       nil             nil                            nil

 Brent Forgeron         1999      32,769      nil       nil             nil                            nil
 Vice President         1998       nil        nil       nil             nil (1)                        nil


Note 1 Mr. Forgeron was an executive officer of WelcomeTo Search Engine Inc., the private company acquired by the Company on January 7, 1999. For services rendered by Mr. Forgeron during the period from October 27, 1997 through June 30, 1998, salary compensation of $10,867 was paid to Mr. Forgeron and 1,129,800 common shares of WelcomeTo Search Engine Inc. were issued to him. The stock award was priced at $0.19 per share, and the compensation expense is noted in note 8(a)(vii) to the Company's audited financial statements. Mr. Forgeron became an executive officer of the Company in January 1999.

STOCK OPTIONS

         During the year ended June 30, 1999, no stock options or share purchase options were granted to or exercised by any of our executive officers and no long-term incentive plans were made to our executive officers. Therefore, no share purchase options were outstanding during the year ended June 30, 1999. Also, we do not have a defined benefit or actuarial plan.

         At the Annual General Meeting on August 25, 1999, the shareholders approved a stock option plan, which reserved the granting of 2,000,000-share purchase options under the plan. Subsequently, 675,000 share purchase options were granted to acquire common shares to employees. The stock option plan is exercisable over a four-year period ending on July 13, 2003 at an exercise price of $1.50 per common share. The options are exercisable on a cumulative basis at 1/3 per year commencing July 13, 2000. As of December 31, 1999 no share purchase options have been granted to any officers or directors of the Company.

         The following table summarizes information concerning options granted and or paid to named executive officers during the Company's financial year ended June 30, 1999 and to December 31, 1999.


-------------------------------------------------------------------------------------------------------------
                                OPTIONS / SAR GRANTS IN LAST FINANCIAL YEAR
-------------------------------------------------------------------------------------------------------------
                                             INDIVIDUAL GRANTS
-------------------------------------------------------------------------------------------------------------

                        NUMBER OF       % OF TOTAL     EXERCISE OR                  MARKET VALUE OF COMMON
                        SECURITIES     OPTIONS/SARS     BASE PRICE                SHARES UNDERLYING OPTIONS
        NAME            UNDERLYING      GRANTED TO        ($/SH)     EXPIRATION      ON THE DATE OF GRANT
                       OPTIONS/SARS    EMPLOYEES IN                     DATE           ($/COMMON SHARE)
                         GRANTED        FISCAL YEAR
-------------------------------------------------------------------------------------------------------------
Phil Dubois (1)            Nil              Nil            Nil           Nil                 Nil
-------------------------------------------------------------------------------------------------------------

Ken Bradley (1)            Nil              Nil            Nil           Nil                 Nil
-------------------------------------------------------------------------------------------------------------

Brent Forgeron (1)         Nil              Nil            Nil           Nil                 Nil
-------------------------------------------------------------------------------------------------------------

NOTE: (1) There were no options granted by the Company to executive officers during the year ended June 30, 1999 and to December 31,1999


         The following is a summary of the share purchase options exercised by the Company's directors, officers, and employees during the financial year ended June 30, 1999 and to December 31, 1999:


-------------------------------------------------------------------------------------------------------------

                              AGGREGATED OPTION/SAR EXERCISES DURING THE LAST
                             FINANCIAL YEAR END AND FINANCIAL YEAR END OPTION/SAR VALUES
-------------------------------------------------------------------------------------------------------------
                                                                                              VALUE OF
                           COMMON SHARES                           UNEXERCISED OPTIONS       UNEXERCISED
         NAME               ACQUIRED ON         AGGREGATE VALUE        AT FINANCIAL         IN-THE-MONEY
                            EXERCISE (#)         REALIZED ($)            YEAR-END          OPTIONS/SARS AT
                                                                                         FINANCIAL YEAR-END
                                                                                                 ($)
-------------------------------------------------------------------------------------------------------------

Phil Dubois (1)                 Nil                   Nil                  Nil                   Nil
-------------------------------------------------------------------------------------------------------------

Ken Bradley (1)                 Nil                   Nil                  Nil                   Nil
-------------------------------------------------------------------------------------------------------------

Brent Forgeron (1)              Nil                   Nil                  Nil                   Nil
-------------------------------------------------------------------------------------------------------------

Ken Spencer (1)                 Nil                   Nil                  Nil                   Nil
-------------------------------------------------------------------------------------------------------------

Bob Smart (1)                   Nil                   Nil                  Nil                   Nil
-------------------------------------------------------------------------------------------------------------

Ian Thomas (1)                  Nil                   Nil                  Nil                   Nil
-------------------------------------------------------------------------------------------------------------

NOTE: (1) There were no options granted by the Company to executive officers during the year ended June 30, 1999 and to December 31,1999

         The following is a summary of long-term incentive plans granted to the Company's directors, officers and employees during the financial year ended June 30, 1999 and to December 31, 1999:


-------------------------------------------------------------------------------------------------------------
                               LONG-TERM INCENTIVE PLANS - AWARDS IN LAST FISCAL YEAR
-------------------------------------------------------------------------------------------------------------

                        NUMBER OF      PERFORMANCE
                      SHARES, UNITS      OR OTHER
        NAME             OR OTHER      PERIOD UNTIL   THRESHOLD        TARGET              MAXIMUM
                          RIGHTS      MATURATION OR    ($ OR #)       ($ OR #)             ($ OR #)
                            #            PAY-OUT
-------------------------------------------------------------------------------------------------------------

Phil Dubois (1)            Nil             Nil             Nil           Nil                 Nil
-------------------------------------------------------------------------------------------------------------

Ken Bradley (1)            Nil             Nil             Nil           Nil                 Nil
-------------------------------------------------------------------------------------------------------------

Brent Forgeron (1)         Nil             Nil             Nil           Nil                 Nil
-------------------------------------------------------------------------------------------------------------

Ken Spencer (1)            Nil             Nil             Nil           Nil                 Nil
-------------------------------------------------------------------------------------------------------------

Bob Smart (1)              Nil             Nil             Nil           Nil                 Nil
-------------------------------------------------------------------------------------------------------------

Ian Thomas (1)             Nil             Nil             Nil           Nil                 Nil
-------------------------------------------------------------------------------------------------------------

NOTE: (1) There were no options granted by us during the year ended June 30, 1999 and to December 31,1999


         DESCRIPTION OF 1999 STOCK OPTION PLAN

         The Company's 1999 Stock Option Plan (the "Stock Option Plan") was adopted by the Board of Directors and approved by the Company's shareholders in August 1999. The purpose of the Plan is to reward the contributions made to the Company by employees, directors and consultants, to provide such persons with additional incentive to devote themselves to the future success of the Company, and to improve the ability of the Company to attract, retain and motivate individuals upon whom the Company's sustained growth and financial success depend. Pursuant to the Stock Option Plan, the Company may grant or issue stock options to directors, officers, advisors and employees of the Company or any other person or company engaged to provide ongoing services to the Company. As of December 1, 1999, the Company has granted a total of 675,000 share purchase options to employees. The stock option plan is exercisable over a four-year period ending on July 13, 2003 at an exercise price of $1.50 per common share. The options are exercisable on a cumulative basis at 1/3 per year commencing July 13, 2000.

         A total of 2,000,000 shares of Common Stock have been reserved for issuance under the Stock Option Plan of which 675,000 have been granted to employees. The Board of Directors determines the terms and provisions of the stock options granted under the Stock Option Plan.

         The Stock Option Plan may be amended at any time by the Board of Directors, although certain amendments may require shareholder approval. The Board of Directors may terminate the Stock Option Plan at any time.


         COMPENSATION OF DIRECTORS

         Directors receive no compensation for serving as Directors.

         EXECUTIVE OFFICERS CONSULTING AGREEMENT

         On January 21, 1999, the Company entered into separate Consulting Agreements with Phil Dubois, and with Ken Bradley, named executive officers of the Company. Pursuant to these Consulting Agreements, Mr. Dubois and Mr. Bradley provide corporate financing and business strategy consulting services to and on behalf of the Company and each receive compensation of $6,000 Canadian per month.

         Each consulting agreement is for a term of two years. The Company may renew either or both of the consulting agreements for successive terms of a duration decided by the Company by written notice to the other party. Absent agreement by the parties or notice by the Company, each of the Consulting Agreements automatically renews for a one-year term. Each consulting agreement contains confidentiality and certain non-compete provisions. Each consulting agreement provides that the Company determines what corporate benefit plans and programs Mr. Dubois or Mr. Bradley will participate in and the terms of such participation.

         The Company has the right to terminate Mr. Dubois at any time for legal cause without notice or payment to him. If the Company terminates the consulting agreement of Mr. Dubois without cause, the Company is obligated to pay him $12,000 Canadian for each month remaining in the term of the Consulting Agreement.

         The Company has the right to terminate Mr. Bradley at any time for legal cause without notice or payment to him. If the Company terminates the Consulting Agreement of Mr. Bradley without cause, the Company is obligated to pay him $12,000 Canadian for each month remaining in the term of the Consulting Agreement.

         Either Mr. Dubois or Mr. Bradley may terminate his Consulting Agreement on three- (3) month's prior notice to the Company.


ITEM 6.           INTEREST OF MANAGEMENT AND OTHERS IN TRANSACTIONS

         Except for (a) the issuance of shares of its stock to Mr. Forgeron pursuant to the Acquisition Agreement between WelcomeTo Search Engine, Inc. and the Company and the issuance of shares of its stock to Messrs. Dubois and Bradley pursuant to the Acquisition Agreement between Xceedex Technologies, Inc. and the Company, (b) the compensation described herein, and (c) advances to and by certain officers to cover expenses, all of which were reimbursed or repaid without interest, no director, executive officer, holder of ten percent of the Company's outstanding common stock, or any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a director or officer of any parent or subsidiary of the Company, to the Company's knowledge, had a material interest either direct or indirect, in any particular transaction or series of transactions to which the Company or any subsidiary was a party, during the two fiscal years ended June 30, 1998 and 1999, and to December 31, 1999.

ITEM 7.           DESCRIPTIONS OF REGISTRANT'S SECURITIES TO BE REGISTERED

         The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $0.001 per share.

         Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities. Holders of Common Stock, as such, have no preemptive, subscription, redemption or conversion rights, and there are no sinking fund provisions applicable to the Common Stock.

         The transfer agent and registrar for the Company's Common Stock is Interwest Transfer Co. Inc.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         Shares of the Company's Common Stock trade on the OTCBB under the symbol CYXP. The following table at month end sets forth the range of high and low bid quotations (as reported by NASDAQ) for the period October 30, 1998 to April 30, 2000:

MONTH                      HIGH BID                  LOW BID
ENDED                      --------                  -------
-----
October 30,1998            4.0625                    2.7500
November 30, 1998          3.0000                    2.5625
December 31,1998           2.1250                    2.0000
January 29,1999            7.2500                    5.8750
February 26,1999           4.0625                    3.8750
March 31, 1999             6.4375                    4.9375
April 30,1999              3.9688                    3.8438
May 28,1999                2.9688                    2.7500
June 30,1999               2.4375                    2.0625
July 30,1999               2.5000                    2.4375
August 31,1999             1.7500                    1.6875
September 30,1999          1.5000                    1.3750
October 31, 1999           1.2500                    1.1250
November 30,1999           0.8438                    0.6875
December 31,1999           0.3750                    0.3600
January 31, 2000           0.7500                    0.5900
February 29, 2000          0.6200                    0.6000
March 31, 2000             0.5100                    0.4500
April 30, 2000             0.3400                    0.3100


         On December 31, 1999 the last reported sale price of the Common Stock, as reported by NASDAQ was $0.3750 per share.

         As of December 31, 1999 there were 186 holders of record of shares of the Company's Common Stock.

         The Company has not declared or paid any cash dividends on its Common Stock since inception, and the Company's Board of Directors currently intends to retain all earnings for use in the business for the foreseeable future. Any future payment of dividends will depend upon results of operations, financial condition, cash requirements and other factors deemed relevant by the Company's Board of Directors.




ITEM 2.           LEGAL PROCEEDINGS


         There are no pending legal proceedings to which the Company is a party, which could have a material adverse effect on the Company.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         PricewaterhouseCoopers was engaged by WelcomeTo Search Engine, Inc. to audit its financial statements as of June 30, 1998 and for the period October 27, 1997 (the date of incorporation of WelcomeTo Search Engine Inc.) through June 30, 1998. PricewaterhouseCoopers resigned on January 28, 1999. PricewaterhouseCoopers report on the financial statements referenced above did not contain an adverse opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

         The decision to change accountants was approved by the Board of Directors on March 29, 1999.

         During the period of its engagement there was no disagreements with PricewaterhouseCoopers on any matter of accounting principles, financial statement disclosure or auditing scope or procedures.

         The Company engaged Ernst & Young, LLP as its principal accountant on March 30, 1999. Ernst & Young LLP were appointed as accountants at the Annual General Meeting on August 25, 1999.


ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES

         Prior to the acquisition of WelcomeTo Search Engine Inc. by the Company WelcomeTo Search Engine Inc. had issued 8,510,000 common shares for cash, services and charitable donations in private offerings under Section 4(2) of the Securities Act of 1933 as amended (the "Securities Act") and under Regulation S promulgated under the Securities Act. The 8,510,000 common shares issued by WelcomeTo Search Engine Inc. can be summarized as follows. On October 27, 1999, 800 common shares were issued to four non-U.S. persons upon incorporation of WelcomeTo Search Engine Inc. for total consideration of $5. From October 27, 1997 to January 6, 1999, WelcomeTo Search Engine Inc. issued 5,836,448 common shares at an average price of $0.19 per share for services rendered to employees, an officer and a director. A total compensation expense of $1,117,654 was recorded, $863,718 in the period from October 27, 1997 (inception) to June 30, 1998 and $253,936 in the year ended June 30, 1999. This offering was made to twenty-six non-U.S. persons outside the United States.

The offering was exempt from registration under Regulation S promulgated under the Securities Act. No placement agent was retained in connection with the offering. No fees or commissions were paid in connection with the transaction. During the year ended June 30, 1999, an additional 2,392,752 common shares were issued at an average price of $.18 per share for a total cash consideration of $459,118. This offering was made to fifty non-U.S. persons outside the United States. The offering was exempt from registration under Regulation S promulgated under the Securities Act. A commission of $32,487 was paid to a Canadian firm relating to this offering of securities resulting in net cash proceeds of $426,631. ($459,118 less $32,487). During the year ended June 30, 1999, an additional 160,000 common shares were issued for consulting services at an average price of $.19 per share for a total cash consideration of $30,521. This offering was made to four non-U.S. persons outside the United States. The offering was exempt from registration under Regulation S promulgated under the Securities Act. During the year ended June 30, 1999, 40,000 common shares were issued as consideration for an investment in Golf Escape at an average price of $.09 per share for $3,406. This investment has been written off in the year, ended June 30, 1998. This offering was made to one non-U.S. person outside the United States. The offering was exempt from registration under Regulation S promulgated under the Securities Act. In November 1998, WelcomeTo Search Engine Inc. donated 80,000 common shares to two Canadian charitable organizations for purposes of this donation each common share was valued at $0.19 for a total donation of $15,207. This offering was made outside the United States. The offering was exempt from registration under Regulation S promulgated under the Securities Act. No placement agent was retained in connection with the offering. No fees or commissions were paid in connection with the transaction.

         Pursuant to a share purchase agreement dated January 7, 1999, the shareholders of WelcomeTo sold their 100% interest in WelcomeTo to CityXpress.com for 8,510,000 shares in CityXpress.com which represented a controlling interest of approximately 62.5%. For accounting purposes this transaction was considered the recapitization of WelcomeTo and the acquisition of CityXpress.com by WelcomeTo. The reverse acquisition resulted in one-time costs of $225,000 for finders fees pertaining to the acquisition of Xceedx and WelcomeTo, which was paid for by the issuance of 450,000 common shares issued in an offering exempt from registration under Regulation S promulgated under the Securities Act to two Canadian companies outside the United States. Each common share was valued at $0.50. These shares were issued after the year-end June 30, 1999 and are included in the total to be issued of 627,860 shares at June 30, 1999.

         At the time of acquisition, CityXpress.com had outstanding shares totaling 5,100,000. After the acquisition total common shares outstanding were 13,610,000.

         In January 1999, CityXpress.com acquired all of the issued and outstanding shares of Xceedx by exchanging one share of CityXpress.com for each share of common stock of Xceedx. As a result CityXpress.com issued 6,250,000 shares of common stock in a private offering under section 4(2) of the Securities Act. No fees or commissions were paid in connection with the transaction.

         In March 1999, the Company issued 33,333 shares of common stock at a purchase price of $3.00 per share for a total offering of $99,999. This offering was made to seven subscribers outside the United States. The offering was not underwritten. The offering was exempt from registration under Regulation S promulgated under the

Securities Act. No placement agent was retained in connection with the offering. No fees or commissions were paid in connection with the transaction.

         In June 1999, the Company accepted subscription agreements for 177,860 shares of common stock at a purchase price of $1.50 per share for a total offering of $266,790. The shares were issued after the year ended June 30, 1999 and are included in the total to be issued at June 30, 1999 of 627,860 shares. This offering was made to five subscribers outside the United States. The offering was not underwritten. The sale was exempt from registration under Regulation S promulgated under the Securities Act. No placement agent was retained in connection with the offering. No fees or commissions were paid in connection with the transaction. Each common share issued has an attached warrant which entitles the holder to acquire one common share for $1.50 each during the first year and $2.00 during the second year. The warrants expire on June 10, 2000 and June 10, 2001 respectively.

         In July 1999, the Company issued 45,260 shares of common stock at a purchase price of $1.50 per share for a total offering of $67,890. This offering was made to one subscriber outside the United States. The offering was not underwritten. The sale was exempt from registration under Regulation S promulgated under the Securities Act. No placement agent was retained in connection with the offering. No fees or commissions were paid in connection with the transaction. Each common share issued has an attached warrant which entitles the holder to acquire one common share for $1.50 each during the first year and $2.00 during the second year. The warrants expire on July 14, 2000 and July 14, 2001 respectively.

         In August 1999, the Company accepted a subscription agreement for 100,000 shares of common stock at a purchase price of $1.50 per share for a total offering of $150,000. This offering was made to one subscriber outside the United States. The offering was not underwritten. The sale was exempt from registration under Regulation S promulgated under the Securities Act. No placement agent was retained in connection with the offering. No fees or commissions were paid in connection with the transaction. Each common share issued has an attached warrant which entitles the holder to acquire one common share for $1.50 each during the first year and $2.00 during the second year. The warrants expire on August 15, 2000 and August 15, 2001 respectively.

         In September 1999, the Company accepted a subscription agreement for 46,666 shares of common stock at a purchase price of $1.50 per share for a total offering of $70,000. This offering was made to one subscriber outside the United States. The offering was not underwritten. The sale was exempt from registration under Regulation S promulgated under the Securities Act. No placement agent was retained in connection with the offering. No fees or commissions were paid in connection with the transaction. Each common share issued has an attached warrant which entitles the holder to acquire one common share for $1.50 each during the first year and $2.00 during the second year. The warrants expire on September 30, 2000 and September 30, 2001 respectively. This subscription agreement provided that the Company could issue additional shares if subsequent subscriptions were accepted by the Company at a lower purchase price per share than $1.50 until March 31, 2000. After December 31, 1999, the Company issued an additional 93,334 common shares to the subscriber and the exercise prices of the warrants have been reduced from $1.50 to $0.50 per share during the first year and from $2.00 to $0.75 during the second year. The effect of issuing additional 93,334 common shares results in an average share price of $0.50 per share. The additional 93,334 shares is reflected in the to be issued total of 172,617 at December 31, 1999.

         In September 1999, the Company accepted a subscription agreement for 325,800 shares of common stock at a purchase price of $0.50 per share for a total offering of $162,900. The shares were issued after the quarter ending December 31, 1999 and are included in the total to be issued amount of 742,458 at December 31,1999.This offering was made to two subscribers outside the United States. The offering was not underwritten. The sale was exempt from registration under Regulation S promulgated under the Securities Act. No placement agent was retained in connection with the offering. No fees or commissions were paid in connection with the transaction. Each common share issued has an attached warrant which entitles the holder to acquire one common share for $0.50 each during the first year and $0.75 during the second year. The warrants expire on September 30, 2000 and September 30, 2001 respectively.

         In October 1999, the Company accepted a subscription agreement for 52,855 shares of common stock at a purchase price of $1.25 per share for a total offering of $66,069. This offering was made to one subscriber outside the United States. The offering was not underwritten. The sale was exempt from registration under Regulation S promulgated under the Securities Act. No placement agent was retained in connection with the offering. No fees or commissions were paid in connection with the transaction. Each common share issued has an attached warrant which entitles the holder to acquire one common share for $1.25 each during the first year and $2.00 during the second year. The warrants expire on October 13, 2000 and October 13, 2001 respectively. This subscription agreement provided that the Company could issue additional shares if subsequent subscriptions were accepted by the Company at a lower purchase price per share than $1.25 until March 31, 2000. After December 31, 1999, the Company issued an additional 79,283 common shares to the subscriber and the exercise prices of the warrants have been reduced from $1.25 to $0.50 per share during the first year and from $2.00 to $0.75 during the second year. The effect of issuing additional 79,283 common shares results in an average share price of $0.50 per share. The additional 79,283 shares is reflected in the to be issued total of 172,617 at December 31, 1999.

         In December 1999, the Company accepted a subscription agreement for 408,000 shares of common stock at a purchase price of $0.50 per share for a total offering of $204,000. The shares were issued after the quarter ending December 31, 1999 and are included in the total to be issued of 742,458 at December 31, 1999. This offering was made to two subscribers outside the United States. The offering was not underwritten. The sale was exempt from registration under Regulation S promulgated under the Securities Act. No placement agent was retained in connection with the offering. No fees or commissions were paid in connection with the transaction. Each common share issued has an attached warrant which entitles the holder to acquire one common share for $0.50 each during the first year and $0.75 during the second year. The warrants expire on December 10, 2000 and December 10, 2001 respectively.

         In January 2000, the Company accepted a subscription agreement for 138,000 shares of common stock at a purchase price of $0.50 per share for a total offering of $69,000. This offering was made to one subscriber outside the United States. The offering was not underwritten. The sale was exempt from registration under Regulation S promulgated under the Securities Act. No placement agent was retained in connection with the offering. No fees or commissions were paid in connection with the transaction. Each common share issued has an attached warrant which entitles the holder to acquire one common share for $0.50 each during the first year and $0.75 during the second year. The warrants expire on January 18, 2001 and January 18, 2002 respectively.

         In January 2000, the Company accepted a subscription agreement for 500,000 shares of common stock at a purchase price of $0.50 per share for a total offering of $250,000. This offering was made to two subscribers outside the United States. The offering was not underwritten. The sale was exempt from registration under Regulation S promulgated under the Securities Act. No placement agent was retained in connection with the offering. No fees or commissions were paid in connection with the transaction.

Each common share issued has an attached warrant which entitles the holder to acquire one common share for $0.50 each during the first year and $0.75 during the second year. The warrants expire on January 31, 2001 and January 31, 2002 respectively.

         In March 2000, the Company converted consulting services worth $9,570 to 12,467 common shares for at an average price of $0.77 per share. This offering was made to one non-U.S. person outside the United States. The offering was exempt from registration under Regulation S promulgated under the Securities

         In May 2000, the Company accepted a subscription agreement for 280,000 shares of common stock at a purchase price of $0.25 per share for a total offering of $70,000. This offering was made to one subscriber outside the United States. The offering was not underwritten. The sale was exempt from registration under Regulation S promulgated under the Securities Act. No placement agent was retained in connection with the offering. No fees or commissions were paid in connection with the transaction. Each common share issued has an attached warrant which entitles the holder to acquire one common share for $0.25 each during the first year and $0.75 during the second year. The warrants expire on May 5, 2001 and May 5, 2002 respectively

         Tabular information regarding the warrants issued in these securities placements is contained in the unaudited consolidated financial statements for the nine months ended March 31, 2000 note 4 (d) attached hereto.


ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company's Articles of Incorporation provide that no director or officer of the Company shall be personally liable to the Company or its shareholders for damages for breach of any duty owed to the Company or its shareholders. Section 607.0831 of the Florida 1989 Business Corporation Act (the "Florida Act") provides that a director is not personally liable for monetary damages to the Company or any other person for any statement, vote, decision, or failure to act, regarding corporate management or policy, by a director, unless:
(a) the director breach or failed to perform his or her duties as a director; and (b) the director's breach of, or failure to perform, those duties constitutes: (1) a violation of the criminal law, unless the director had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (2) a transaction from which the director derived an improper personal benefit, either directly or indirectly; (3) a circumstance under which the liability provisions of Section
607.0834 (liability for unlawful distributions); (4) in a proceeding by or in the right of the Company to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the Company, or willful misconduct; or (5) in a proceeding by or in the right of someone other than the Company or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety or property.

         The Company's Articles of Incorporation provide that the Company has the power, in its bylaws or in any resolution of its shareholders or directors, to undertake to indemnify the officers and directors of the Company against any contingency or peril as may be determined to be in the best interest of the Company, and in conjunction therewith, to procure, at the Company's expense, policies of insurance.

         Section 607.0850 of the Florida Act provides that the Company has the power to: (a) indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the Company), by reason of the fact that he or she is or was a director, officer, employee, or agent of the Company or is or was serving at the request of the Company as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interest of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful; and (b) indemnify any person who was or is a party to any proceeding by, or in the right of, the Company to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee, or agent of the Company or is or was serving at the request of the Company as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses and amounts paid in settlement not exceeding, in the judgment of the Company's Board of Directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification shall be authorized, if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interest of the Company, except that no indemnification shall be made under this subsection in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application, that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses. which such court shall deem proper. To the extent that a director, officer, employee, or agent of the Company has been successful on the merits or otherwise in defense of any proceeding referred to in (a) or (b) above, or in defense of any claim, issue, or matter therein, he or she shall be indemnified against expenses actually and reasonably incurred by him or her in connection therewith.

         In addition, expenses incurred by an officer or director in defending a civil or criminal proceeding may be paid by the Company in advance of the final disposition of such proceeding, upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if he or she is ultimately found not to be entitled to indemnification by the Company pursuant to Section 607.0850.

         Pursuant to Section 607.0850(9) of the Florida Act, unless the Company's Articles of Incorporation provide otherwise, (the Company's Articles of Incorporation do not provide otherwise) notwithstanding the failure of the Company to provide indemnification, and despite any contrary determination of the Company's Board of Directors or shareholders in the specific case, a director, officer, employee or agent of the Company who is or was a party to a proceeding may apply for indemnification or advancement of expense, or both, to the court conducting the proceeding or to another court of competent jurisdiction.

         Pursuant to Section 607.0850(12) of the Florida Act, the Company is empowered to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Company or is or was serving at the request of the Company as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against the person and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the Company would have the power to indemnify the person against such liability under the provisions of Section 607.0850 of the Florida Act.

         The Company has not agreed to indemnify its officers and directors as permitted by Section 607.0850 of the Florida Act. The Company does not maintain indemnification insurance for its officers and directors.

                                    PART F/S
FINANCIAL STATEMENTS

         Audited Consolidated Financial Statements of Cityxpress.com Corp. (formerly WelcomeTo Search Engine, Inc.) as at June 30, 1999.

         Audited Combined Financial Statements of Xceedx Technologies Inc. for the years ended January 14, 1999 and 1998.

         Unaudited Consolidated Financial Statements of CityXpress.com Corp. as at March 31, 2000 and 1999.

         Unaudited Consolidated Pro Forma Statement of Operations of CityXpress.com Corp. for the year ended June 30, 1999.

                                    CONSOLIDATED
                                    FINANCIAL STATEMENTS
                                    (UNAUDITED)

                                    CITYXPRESS.COM CORP.
                                    (A DEVELOPMENT STAGE ENTERPRISE)




                                    MARCH 31, 2000

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)

                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)
                 [See Nature of Business and Liquidity - Note 1]

                                                                       (expressed in U.S. dollars)

                                                                      MARCH 31            JUNE 30
                                                                          2000               1999
                                                                             $                  $
--------------------------------------------------------------------------------------------------

ASSETS
CURRENT
Cash                                                                    17,166            234,214
Accounts and other receivables                                          57,938             29,350
Prepaid expenses and deposits                                          119,100             38,762
--------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                   194,204            302,326
--------------------------------------------------------------------------------------------------
Property and equipment, net                                             74,024             99,769
eCommerce technology, net [note 2]                                     865,584          1,219,734
--------------------------------------------------------------------------------------------------
                                                                     1,133,812          1,621,829
==================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT
Bank indebtedness                                                       10,665              7,999
Accounts payable and accrued liabilities                               275,292            280,154
Deferred revenue                                                         2,819              6,190
Loan payable [note 3]                                                  166,077             72,704
Shareholders loans                                                      51,550                 --
--------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                              506,403            367,047
--------------------------------------------------------------------------------------------------
Deferred tax liability                                                 293,100            413,100
--------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                      799,503            780,147
--------------------------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY
Capital stock [note 4]
   Common stock, $0.001 par value, 50,000,000                           13,628             11,383
   authorized, issued and outstanding - 22,310,391 at March 31,
   2000 and 19,893,333 at June 30, 1999
   Common stock to be issued - 12,467 at March 31, 2000
   and 627,860 at June 30, 1999                                          9,570            266,790
   Additional paid in capital                                        4,569,766          3,282,029
Other accumulated comprehensive income                                  28,212             19,625
Deficit accumulated during the development stage                    (4,286,867)        (2,738,145)
--------------------------------------------------------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY                                             334,309            841,682
--------------------------------------------------------------------------------------------------
                                                                     1,133,812          1,621,829
==================================================================================================

See accompanying notes

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)

                                                                      (expressed in U.S. dollars)

                                                                                        PERIOD FROM
                                                   NINE MONTHS        NINE MONTHS     OCTOBER 27, 1997
                                                      ENDED              ENDED         (INCEPTION) TO
                                                    MARCH 31           MARCH 31          MARCH 31,
                                                      2000               1999               2000
                                                        $                  $                  $
--------------------------------------------------------------------------------------------------

REVENUE                                               63,580             4,853             75,290
--------------------------------------------------------------------------------------------------

OPERATING EXPENSES
Sales and marketing                                  171,650           113,770            330,439
Product development and technology                   711,253           287,671          1,293,848
Finance and administration                           505,994           617,452          2,388,968
--------------------------------------------------------------------------------------------------
                                                   1,388,897         1,018,893          4,013,255
--------------------------------------------------------------------------------------------------
Net loss from operations                          (1,325,317)       (1,014,040)        (3,937,965)
Amortization of eCommerce technology                (354,150)          (78,700)          (550,900)
Interest and miscellaneous income                     10,745             1,826             13,098
Deferred income tax recovery                         120,000            27,500            188,900
--------------------------------------------------------------------------------------------------
NET LOSS FOR THE PERIOD                           (1,548,722)       (1,063,414)        (4,286,867)
--------------------------------------------------------------------------------------------------

COMPREHENSIVE LOSS
Net loss for the period                           (1,548,722)       (1,063,414)        (4,286,867)
Foreign currency translation                           8,587                --             28,212
--------------------------------------------------------------------------------------------------
COMPREHENSIVE LOSS FOR THE PERIOD                 (1,540,135)       (1,063,414)        (4,258,655)
--------------------------------------------------------------------------------------------------

Basic and diluted loss per share                       (0.07)            (0.06)
--------------------------------------------------------------------------------------------------

See accompanying notes

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)

                           CONSOLIDATED STATEMENTS OF
                         STOCKHOLDERS' DEFICIT (EQUITY)
                                   (UNAUDITED)

                                                                                                    (expressed in U.S. dollars)


                                                                                       COMMON STOCK     COMMON          COMMON
                                                                          COMMON           TO BE     STOCK  ISSUED    STOCK TO BE
                                                                           STOCK          ISSUED     AND OUTSTANDING    ISSUED
                                                                             #               #              $              $
---------------------------------------------------------------------------------------------------------------------------------
Deemed outstanding as of June 30, 1998                                          800            --           --            --
Deemed common shares issued for services rendered in prior year           4,739,200            --           --            --
Deemed common shares issued for services rendered in current year         1,337,248            --           --            --
Deemed common shares issued for cash pursuant to warrants exercised         237,667            --           --            --
Deemed common shares issued to charitable organizations                      80,000            --           --            --
Prior year's subscription shares issued in current year                   1,516,380            --           --            --
Deemed common shares issued pursuant to private placement                   598,705            --           --            --
Issue costs                                                                      --            --           --            --
-----------------------------------------------------------------------------------------------------------------------------
Deemed outstanding as of January 7, 1999                                  8,510,000            --           --            --
Acquisition of CityXpress.com by WelcomeTo                                5,100,000            --        5,100            --
Acquisition of Xceedx                                                     6,250,000            --        6,250            --
Shares to be issued for services rendered                                        --            --           --            --
Finders fees acquisition costs                                                   --            --           --            --
Shares issued pursuant to private placement                                  33,333            --           33            --
Net loss for the period                                                          --            --           --            --
Foreign currency translation                                                     --            --           --            --
Shares to be issued                                                              --       627,860           --       266,790
-----------------------------------------------------------------------------------------------------------------------------
Total shares issued and to be issued as of June 30, 1999                 19,893,333       627,860       11,383       266,790
Shares issued pursuant to share subscriptions [note 4(a)(i)]                177,860      (177,860)         178      (266,790)
Shares issued for services [note 4(a)(i)]                                   450,000      (450,000)         450            --
Shares issued pursuant to private placement [note 4(a)(ii)]                 145,260            --          145            --
Shares issued pursuant to private placement [note 4(a)(iii)]                 46,666            --           47            --
Shares issued pursuant to private placement [note 4(a)(iv)]                  52,855            --           53            --
Shares issued pursuant to private placement [note 4(a)(vi)]                 172,617            --           --            --
Shares issued pursuant to private placement [note 4(a)(v)]                  733,800            --          734            --
Shares issued pursuant to private placement [note 4(a)(vii)]                638,000            --          638            --
Net loss for  the period                                                         --            --           --            --
Foreign currency translation                                                     --            --           --            --
Shares to be issued [note 4(a)(v)]                                               --        12,467           --         9,570
Issue costs                                                                      --            --           --            --
-----------------------------------------------------------------------------------------------------------------------------
Total shares issued and to be issued as of March 31, 2000                22,310,391        12,467       13,628         9,570
=============================================================================================================================


                                                                                          OTHER
                                                                       ADDITIONAL      ACCUMULATED      ACCUMULATED        TOTAL
                                                                         PAID IN      COMPREHENSIVE     DEVELOPMENT    STOCKHOLDERS'
                                                                         CAPITAL           LOSS        STAGE DEFICIT       EQUITY
                                                                            $               $                 $                $
------------------------------------------------------------------------------------------------------------------------------------
Deemed outstanding as of June 30, 1998                                    276,908           25,519       (1,096,067)       (793,640)
Deemed common shares issued for services rendered in prior year           863,718               --               --         863,718
Deemed common shares issued for services rendered in current year         253,936               --               --         253,936
Deemed common shares issued for cash pursuant to warrants exercised        40,337               --               --          40,337
Deemed common shares issued to charitable organizations                    15,207               --               --          15,207
Prior year's subscription shares issued in current year                        --               --               --              --
Deemed common shares issued pursuant to private placement                 175,805               --               --         175,805
Issue costs                                                               (32,487)              --               --         (32,487)
-----------------------------------------------------------------------------------------------------------------------------------
Deemed outstanding as of January 7, 1999                                1,593,424           25,519       (1,096,067)        522,876
Acquisition of CityXpress.com by WelcomeTo                                719,889               --               --         724,989
Acquisition of Xceedx                                                     868,750               --               --         875,000
Shares to be issued for services rendered                                 225,000               --               --              --
Finders fees acquisition costs                                           (225,000)              --               --              --
Shares issued pursuant to private placement                                99,996               --               --          99,999
Net loss for the period                                                        --               --       (1,642,078)     (1,642,078)
Foreign currency translation                                                   --           (5,894)              --          (5,894)
Shares to be issued                                                            --               --               --         266,790
-----------------------------------------------------------------------------------------------------------------------------------
Total shares issued and to be issued as of June 30, 1999                3,282,029           19,625       (2,738,145)        841,682
Shares issued pursuant to share subscriptions [note 4(a)(i)]              266,612               --               --              --
Shares issued for services [note 4(a)(i)]                                    (450)              --               --              --
Shares issued pursuant to private placement [note 4(a)(ii)]               217,745               --               --         217,890
Shares issued pursuant to private placement [note 4(a)(iii)]               69,953               --               --          70,000
Shares issued pursuant to private placement [note 4(a)(iv)]                66,016               --               --          66,069
Shares issued pursuant to private placement [note 4(a)(vi)]                    --               --               --              --
Shares issued pursuant to private placement [note 4(a)(v)]                366,166               --               --         366,900
Shares issued pursuant to private placement [note 4(a)(vii)]              318,362               --               --         319,000
Net loss for  the period                                                       --               --       (1,548,722)     (1,548,722)
Foreign currency translation                                                   --            8,587               --           8,587
Shares to be issued [note 4(a)(v)]                                             --               --               --           9,570
Issue costs                                                               (16,667)              --               --         (16,667)
-----------------------------------------------------------------------------------------------------------------------------------

Total shares issued and to be issued as of March 31, 2000               4,569,766           28,212       (4,286,867)        334,309
===================================================================================================================================


See accompanying notes

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)

                                                                               (expressed in U.S. dollars)



                                                                                                PERIOD FROM
                                                           NINE MONTHS        NINE MONTHS     OCTOBER 27, 1997
                                                              ENDED              ENDED         (INCEPTION) TO
                                                            MARCH 31,          MARCH 31,         MARCH 31,
                                                               2000               1999              2000
                                                                $                  $                  $
-----------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
Net Loss for the period                                    (1,548,722)        (1,063,414)        (4,286,867)
Adjustments to reconcile net loss to net cash
   used in operating activities
   Amortization                                               354,150             78,700            550,900
   Depreciation                                                34,180             18,276             63,344
   Gain on disposal of assets                                      --                 --                (28)
   Shares issued for services                                   9,570            269,143            309,234
   Write-down of investment                                        --                 --              3,406
   Deferred income tax recovery                              (120,000)           (27,500)          (188,900)
Changes in operating assets and liabilities
   Accounts and other receivable                              (28,588)             2,287            (44,713)
   Prepaid expenses and deposits                              (80,338)           (11,392)          (119,135)
   Accounts payable and accrued liabilities                    (4,862)             8,956          1,113,100
   Deferred revenue                                            (3,371)             1,437              2,819
-----------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES        (1,387,981)          (723,507)        (2,596,840)
-----------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Loan advance                                                  169,687                 --            169,687
Repayment of loan payable                                     (76,314)            (1,330)           (78,976)
Shareholders loans                                             51,550                 --             51,550
Proceeds from stock issued and to be issued, net            1,023,192            143,318          1,782,019
Proceeds from exercise of warrants                                 --             40,337             40,337
Borrowings under bank indebtedness                              2,666              2,093             10,665
-----------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES         1,170,781            184,418          1,975,282
-----------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Proceeds on disposition of property and equipment                  --                 --              1,221
Acquisition of property and equipment                          (8,435)           (78,872)          (131,272)
Cash acquired on acquisition of subsidiaries                       --            763,500            763,500
-----------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES            (8,435)           684,628            633,449
-----------------------------------------------------------------------------------------------------------
Effect of foreign exchange rate changes on cash                 8,587             (3,839)             5,275

NET INCREASE (DECREASE) IN CASH DURING THE PERIOD            (217,048)           141,700             17,166
Cash, beginning of period                                     234,214             60,778                 --
-----------------------------------------------------------------------------------------------------------
CASH, END OF PERIOD                                            17,166            202,478             17,166
===========================================================================================================

See accompanying notes

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS
                                   (UNAUDITED)

                                                     (expressed in U.S. dollars)

Information as at March 31, 2000 and for the nine months ended March 31, 2000 and 1999 is unaudited.


1. NATURE OF BUSINESS AND LIQUIDITY

These consolidated financial statements are the continuing financial statements of WelcomeTo Search Engine ("WelcomeTo") (a development stage enterprise), a British Columbia corporation which was incorporated on October 27, 1997. On January 7, 1999, WelcomeTo acquired the net assets of CityXpress.com Corp. (formerly Wicked Wings of Buffalo) ("CityXpress.com"), a United States non-operating company traded on the NASDAQ OTC Bulletin Board. After the acquisition, the accounting entity continued under the name of CityXpress.com.

CityXpress.com Corp (the Company) is a software developer and Internet publisher. The Company intends to be the preferred means by which Internet consumers can locate and purchase products and services from online companies in their regional markets. This goal will be met by building alliances with media companies who own newspaper and television stations and providing them with a suite of Internet products that can be profitably sold to businesses looking for cost-effective means of establishing and promoting an eCommerce presence in both their regional markets.

The Company's consolidated financial statements for the period ended March 31, 2000 have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company incurred a loss of $1,548,722 for the nine months ended March 31, 2000, has a net working capital deficit of $312,199 at March 31, 2000 ($64,721 at June 30, 1999). The Company is still a development stage enterprise and is expected to incur losses and expenditures prior to the commencement of full-scale operations in the future. The ability of the Company to continue as a going concern is dependent upon its ability to achieve profitable operations and to obtain additional capital. The outcome of these matters cannot be predicted at this time. No assurances can be given that the Company will be successful in raising sufficient additional capital. Further, there can be no assurance, assuming the Company successfully raises additional funds, that the Company will achieve positive cash flow. If the Company is unable to obtain adequate additional financing, management will be required to sharply curtail the Company's operating expenses. These financial statements do not include any adjustments to the specific amounts and classifications of assets and liabilities which might be necessary should the Company be unable to continue in business.

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS
                                   (UNAUDITED)

                                                     (expressed in U.S. dollars)


Information as at March 31, 2000 and for the nine months ended March 31, 2000 and 1999 is unaudited.

1.  NATURE OF BUSINESS AND LIQUIDITY (CONT'D.)

These financial statements have been prepared by management in accordance with generally accepted accounting principles in the United States and in the opinion of management reflect all adjustments, which consist only of normal and recurring adjustments necessary to present fairly the financial position and results of operations and cash flows.

These financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended June 30, 1999.

2. ECOMMERCE TECHNOLOGY

eCommerce technology arose as part of the acquisition of Xceedx Technologies Inc. and is being amortized on a straight-line basis over its useful life, which is 36 months.

3. LOAN PAYABLE

During the period ended March 31, 2000, the Company restructured its credit facility with the bank. The subsidiary's loan was transferred to the parent and converted into a Demand instalment loan pursuant to which the Company received an additional $99,651 for a total of $169,687 ($250,000 Cdn) with terms consisting of principal and interest payments of $1,573 ($2,318 Cdn) per month, starting March 15, 2000.


4. SHARE STOCK

[A]   ISSUANCE OF SHARES

         [i] In July 1999, the company issued 177,860 common shares pursuant to share subscriptions of $266,790 received prior to June 30, 1999. In addition, the Company issued 450,000 common shares in respect of finders' fees incurred prior to June 30, 1999.

         [ii] In July and August 1999, the Company issued 145,260 common shares for cash $217,890. Each common share has one attached warrant which entitles the holder to acquire one common share for an exercise price of $1.50 during the first year and $2.00 during the second year. The warrants expire July 14, 2001 to August 15, 2001.

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS
                                   (UNAUDITED)

                                                     (expressed in U.S. dollars)


4.  SHARE STOCK (CONT'D)

[A] ISSUANCE OF SHARES (CONT'D)


         [iii] In September 1999, the Company received a subscription for 46,666 common shares for $70,000. The shares were issued in December 1999. Pursuant to the subscription agreement, if at any time until March 31, 2000 the Company issues common shares at a share price of less than $1.50 per share, then additional common shares will be issued to such investors, such that the effective issue price of the common shares issued is equal to the lower price paid [see note 4(a)(vi)]. Each common share has one attached warrant which entitles the holder to acquire one common share for an exercise price of $1.50 during the first year and $2.00 during the second year. [see note 4(a)(vi)]. The warrants expire September 30, 2001.

         [iv] In October 1999, the Company issued 52,855 common shares for $66,069. Pursuant to the subscription agreement , if at any time until March 31, 2000 the Company issues common shares at a share price of less than $1.25 per share, then additional common shares will be issued to such investors, such that the effective issue price of the common shares issued is equal to the lower price paid [see note 4(a)(vi)]. Each common share has one attached warrant which entitles the holder to acquire one common share for an exercise price of $1.25 during the first year and $2.00 during the second year. [see note 4(a)(vi)]. The warrants expire October 13, 2001.

         [v] In September and December 1999, the Company received subscriptions for 733,800 common shares for $366,900. These shares were issued in January 31, 2000. In addition, in December 1999 and March 2000, the Company received subscriptions for 12,467 common shares for $9,570. These shares were issued after March 31, 2000.

               With respect to the subscriptions for the 733,800 common shares, each common share has one attached warrant which entitles the holder to acquire one common share for an exercise price of $0.50 during the first year and $0.75 during the second year. The warrants expire September 30, 2001 to December 10, 2001.

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS
                                   (UNAUDITED)

                                                     (expressed in U.S. dollars)

Information as at March 31, 2000 and for the nine months ended March 31, 2000 and 1999 is unaudited.

4.  SHARE STOCK (CONT'D)

[A] ISSUANCE OF SHARES (CONT'D)


         [vi] Pursuant to the agreements referred to in notes 4(iii) and (iv) above, the Company is required to issue an additional 172,617 common shares for no additional consideration. These shares were issued in January 31, 2000. In addition, the number of warrants granted was increased by 93,334 to 140,000 and by 79,283 to 132,138, respectively, and the exercise price decreased to $0.50 during the first year and $0.75 during the second year.

         [vii] In January 2000, the Company received subscriptions for 638,000 common shares for $319,000. These shares were issued before March 31, 2000. Each share has one attached warrant which entitles the holder to acquire one common share for an exercise price of $0.50 during the first year and $0.75 during the second year.


[B]   BASIC AND DILUTED LOSS PER SHARE

The basic loss per share figures are calculated using the weighted average number of common shares outstanding. Diluted loss per share is computed giving effect to all dilutive potential common shares that were outstanding during the period. For the periods ended March 31, 2000 and 1999, there were no dilutive potential common shares outstanding.

                                                       NINE MONTHS        NINE MONTHS
                                                          ENDED              ENDED
                                                        MARCH 31           MARCH 31
                                                          2000               1999
                                                            $                  $
------------------------------------------------------------------------------------
Net loss for the period                               (1,548,722)        (1,063,414)
Weighted average number of common shares used
   in computation                                     21,191,589         17,778,750
Basic and diluted loss per common share                    (0.07)             (0.06)
====================================================================================

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS
                                   (UNAUDITED)

                                                     (expressed in U.S. dollars)

Information as at March 31, 2000 and for the nine months ended March 31, 2000 and 1999 is unaudited.

4. SHARE STOCK (CONT'D)

[C]  STOCK OPTIONS

At the Annual General Meeting on August 25, 1999, shareholders approved a stock option plan which reserved the granting of 2,000,000 options under the plan. Options were granted to acquire common shares as follows:

       NO. OF COMMON      EXERCISE PRICE
      SHARES ISSUABLE            $                  EXERCISABLE DATES           DATE OF EXPIRY
-----------------------------------------------------------------------------------------------
         188,333               1.50                 July 13, 2000               July 13, 2003
         188,333               1.50                 July 13, 2001               July 13, 2003
         188,334               1.50                 July 13, 2002               July 13, 2003
-----------------------------------------------------------------------------------------------
         565,000
===============================================================================================

     The stock options are exercisable over a four-year period ending July 13, 2003 at an exercise price of $1.50 per common share. The options are exercisable on a cumulative basis at 1/3 per year commencing July 13, 2000.

[D]   WARRANTS

At March 31, 2000, the Company has the following warrants outstanding, all of which expire two years after the grant date.

        SHARES TO BE         WARRANT GRANT            WARRANT PRICE             WARRANT PRICE
           ISSUED                DATE                 DURING YEAR 1             DURING YEAR 2
----------------------------------------------------------------------------------------------
          177,860          June 10, 1999                $1.50                       $2.00
           45,260          July 14, 1999                $1.50                       $2.00
          100,000          August 15, 1999              $1.50                       $2.00
          140,000          September 30, 1999           $0.50                       $0.75
          132,138          October 13, 1999             $0.50                       $0.75
          325,800          September 30, 1999           $0.50                       $0.75
          408,000          December 10, 1999            $0.50                       $0.75
          138,000          January 18, 2000             $0.50                       $0.75
          500,000          January 31, 2000             $0.50                       $0.75
       ---------
       1,967,058
       ---------

                                PART III EXHIBITS

Exhibit
Number        Description
-------------------------------------------------------------------------------
1.       Articles of Incorporation of Wicked Wings of Buffalo Inc. effective
         January 15,1981.

2.       Articles of amendment of Wicked Wings of Buffalo Inc. effective August
         3, 1998.

3.       Articles of name change from Wicked Wings of Buffalo to WelcomeTo
         Search Engine, Inc. effective January 7, 1999.

4.       Articles of name change from WelcomeTo Search Engine, Inc. to
         CityXpress.com Corp. effective August 25, 1999.

5.       Bylaws of CityXpress.com Corp.

6.       Acquisition Agreement by and between WelcomeTo Search Engine, Inc. and
         Xceedx Technologies Inc. dated January 27, 1999.

7.       Acquisition Agreement by and between WelcomeTo Search Engine, Inc. and
         WelcomeTo Search Engine Inc. dated January 7, 1999.

8.       Pooling Agreement by and between The Shareholders of WelcomeTo Search
         Engine, Inc. listed on Schedule A to the Agreement and Russell &
         DuMoulin dated as of December 11, 1999.

9. Voluntary Pooling Agreement by and between the undersigned Shareholders of WelcomeTo Search Engine, Inc., WelcomeTo Search Engine, Inc. and
         Russell & DuMoulin dated as of December 11, 19999.

10.      Stock Option Agreement.

11.      Service Agreement by and between WelcomeTo Search Engine, Inc. and Phil
         Dubois, dated January 27, 1999.

12.      Service Agreement by and between WelcomeTo Search Engine, Inc. and Ken
         R. Bradley, dated January 27, 1999.

13.      Data and service Agreement by and between WelcomeTo Search Engine, Inc.
         and Dun and Bradstreet dated March 5, 1999.

14.      Strategic Partner Agreement by and between CityXpress.com Corp. and Lee
         Enterprises Incorporated.

15.      Ernst & Young consent letter.

16.      Canadian Imperial Bank of Commerce Credit Agreement with the Company.

17.      Canadian Imperial Bank of Commerce Securities Pledge Agreement with the
         Company.

18.      Canadian Imperial Bank of Commerce Security Agreement with the Company.

19.      Guarantee of Mr. Phil Dubois.

20.      Guarantee of Mr. Ken Bradley

21.      CyberCash Agreement.

22.      CityXpress.com Corp. specimen share certificate.

23.      Pricewaterhouse letter dated May 17, 2000



                     LIST OF SUBSIDIARIES OF THE REGISTRANT

1.       WelcomeTo Search Engine Inc.

2.       Xceedx Technologies Inc.

                                                                      EXHIBIT 23

[PRICEWATERHOUSECOOPERS LETTERHEAD]


Mr. Phil Dubois
CityXpress.com Corp.
200 - 1727 West Broadway
Vancouver, BC
V6J 4S5

and

United States Securities & Exchange Commission
Washington, D.C.
USA 20549

May 17, 2000

Subject: CityXpress.com Corp. Form 10SB; filed May 9, 2000

Dear Sirs

As requested, we confirm we have read Item 3 - "Changes in and Disagreements with Accountants on Accounting and Financial Disclosure" in the Company's Form 10SB filing with the United States Securities & Exchange Commission on May 9, 2000 and the reference to PricewaterhouseCoopers LLP. We limit our comments only to Item 3 and confirm we are in agreement with the comments contained within
Item 3.

We have not read or otherwise reviewed any other part of the Company's Form 10SB document.

Yours truly

/s/ PricewaterhouseCoopers LLP

Chartered Accountants

SIGNATURES

In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this amendment #1 to its Registration Statement on Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 18, 2000


CITYXPRESS.COM CORP.



By: /s/ Ken Bradley
   --------------------------------------------------
   Ken Bradley, Chief Operating Officer & CFO